Distribution by Scitex Corporation Ltd.
of $2.36 per Ordinary Share to Scitex Shareholders
(Procedures for Tax Relief)

TO BE ELIGIBLE FOR A FULL OR PARTIAL EXEMPTION FROM ISRAELI WITHHOLDING TAX WITH RESPECT TO THE DISTRIBUTION, YOU SHOULD COMPLY WITH THE PROCEDURES DESCRIBED HEREIN BY NO LATER THAN 5:00 P.M., NEW YORK TIME, ON TUESDAY, AUGUST 10, 2004 (THE "SUBMISSION DATE").

June 30, 2004

To Brokers, Dealers, Commercial Banks,
  Trust Companies and Other Nominees:

        We have been appointed by Scitex Corporation Ltd. (“Scitex”), to act as Information Agent in connection with the distribution by Scitex of $2.36 per ordinary share, par value NIS 0.12 per share, of Scitex in cash, subject to withholding taxes, as applicable, and without interest. The distribution will be made on Monday, July 12, 2004 (the “Distribution Date”), to holders of record of Scitex ordinary shares that are issued and outstanding as of 5:00 p.m., New York time, on Wednesday, June 30, 2004 (the “Record Date”).

        As more fully described in the Statement, dated June 30, 2004, enclosed herewith (the “Statement”), pursuant to Israeli tax law, Scitex is required to withhold 25% of the distribution, unless a shareholder is eligible for a full or partial exemption from such tax and, in case such a shareholder is a client of yours, completes and submits to you the Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”) enclosed herewith by no later than 5:00 p.m., New York time, on Tuesday, August 10, 2004 (the “Submission Date”). Accordingly, on the Distribution Date, Scitex, through American Stock Transfer & Trust Company (the “Paying Agent”), will credit your account at the Depository Trust Company (“DTC”) for $1.77 per each Scitex ordinary share held by your clients on the Record Date, following a deduction of Israeli withholding tax at the rate of 25% on the $2.36 cash distribution. Promptly following the Submission Date, the Paying Agent will credit your account at DTC as a refund for all or the relevant portion of the remaining 25% of the cash distribution, without interest (up to a maximum of $0.59 per ordinary share) to the extent that (1) one or more of your clients qualify for a full or partial exemption, (2) the relevant client(s) complete, execute and submit the Declaration Form to you by no later than 5:00 p.m., New York time, on the Submission Date, and (3) you make a timely electronic election through the DTC, as described below.

Who may use the Declaration Form?
Holders of Scitex shares as of the Record Date may use the Declaration Form if they are either:
•	U.S. Shareholders: If your client is (1) NOT a "resident of Israel" (as defined under Section 1 of the Israeli Income Tax Ordinance [New Version], 5721-1961 (the "Ordinance")) for purposes of the Ordinance and (2) a resident of the United States with an address in the Unites States (a "U.S. Shareholder");
•	Israeli Corporations: If your client is (1) a "resident of Israel" for purposes of the Ordinance and (2) organized as a corporation and registered with the Israeli Registrar of Companies (an "Israeli Corporation"); or
•	A Bank, Broker or Financial Institution Resident in Israel: If your client is a bank, broker or financial institution resident in Israel that (1) is holding the ordinary shares solely on behalf of its own beneficial shareholder(s) (so-called “street name” holder), and (2) is subject to the provisions of the Ordinance and the regulations promulgated thereunder relating to the withholding of Israeli tax, including with respect to the cash distribution made by such client to its beneficial shareholder(s) with respect to ordinary shares (an “Eligible Israeli Broker”).
* Israeli Withholding Tax Rates *
As more fully described in the Statement, Scitex has obtained an approval from the Israeli Tax Authority, or the ITA, with respect to the withholding tax rates applicable to its shareholders as a result of the distribution, including the following:
• Israeli Corporations are entitled to a full exemption from Israeli withholding tax;

•	U.S. Shareholders are subject to Israeli withholding tax at the reduced rate of 12.5%; and
•	Shareholders eligible for an exemption or a favorable withholding tax rate pursuant to a valid certificate from the Israeli Tax Authority (“ITA” and the “ITA Waiver”) will be subject to Israeli withholding tax in accordance with such ITA Waiver.
* EXAMPLE *
For example, if you held, on behalf of your clients, 10,000 Scitex shares on the Record Date, you will receive, on the Distribution Date, $17,700.00 based on the following formula and calculation:
T = E x $2.36 x 75% = E x $1.77 = 10,000 x $1.77 = $17,700.00
Where E = the number of Scitex shares held by you, on behalf of your clients, as of the Record Date
If, out of the 10,000 Scitex shares, (1) 6,000 shares were held by your clients who certify to you (by completing the enclosed Declaration Form) that they are "Israeli Corporations" and/or "Eligible Israeli Brokers" entitled to full exemption (0% tax rate) and (2) 4,000 shares were held by your clients who certify to you (by completing the enclosed Declaration Form) that they are "U.S. Shareholders" entitled to a favorable tax rate (12.5%), you will be entitled to receive, promptly following the Submission Date, an additional $4,720.00, as long as you timely comply with the procedures set forth herein. We reached this amount based on the following formula and calculation:

TOTAL REFUND = (I x $0.59) + (A x $0.295) = (6,000 x $0.59) + (4,000 x $0.295) = $4,720.00
Where I = the number of Shares owned by Clients who certified that they are Israeli Corporations and/or Eligible Israeli Brokers
A = the number of Shares owned by Clients who certified that they are U.S. Shareholders

        We are furnishing this letter and the enclosed materials to you because your clients, for whose accounts you hold Scitex shares registered in your name or in the name of your nominee, will require your assistance to complete and submit the Declaration Form.

        Scitex, with the assistance of the Paying Agent and DTC, has established a procedure whereby you will be able to use a special program maintained by DTC (DTC’s TaxReliefSM via the Elective Dividend Service “EDS”) to elect to receive, electronically, all or a portion of the withheld cash to which your clients may be entitled, provided that prior to the Submission Date, (1) you receive validly executed Declaration Forms from your clients who held shares of Scitex as of the Record Date and (2) you make the said electronic election through DTC at a time between July 13, 2004 and August 9, 2004. For further details, you may approach either us or DTC. By making an election through such DTC system, you will be deemed to certify to the Paying Agent and to Scitex that based on a careful review of the Declaration Forms received by you, the ordinary shares you classify as held by Israeli Corporations, U.S. Shareholders and/or Eligible Israeli Broker(s) are indeed held by such shareholders. You are reminded that the ITA may have the right to audit the Declaration Forms, and if you refuse, Israeli withholding tax may be imposed. If you make untimely elections or make incorrect elections, you may be required to claim any withholding tax directly from the ITA. NOTE: A CLIENT OF YOURS THAT IS AN ELIGIBLE ISRAELI BROKER MAY COMPLETE THE DECLARATION FORM IF IT IS HOLDING THE SHARES SOLELY ON BEHALF OF HIS CLIENTS, THE BENEFICIAL SHAREHOLDERS.

        Enclosed for your information and, unless otherwise indicated, for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, are copies of the following documents:

1. the Statement;

2. A letter which may be sent to your clients for whose accounts you hold shares registered in your name or in the name of your nominee;

3. A Declaration Form to be used by your clients [ANNEX A]; and

4. A Refund Calculation Form [ANNEX B]. Note that this form is provided to you for your convenience only and for your own internal use. You should NOT submit it to any person, including us, Scitex or the Paying Agent for that matter.

        In all cases, reimbursement of cash to you will be made only after timely electronic election through DTC by you.

        Scitex will not pay any fees or commissions to any broker, dealer or other person in connection with the solicitation of Declaration Forms (other than to the Paying Agent and Information Agent).

        Any inquiries you may have with respect to the distribution should be addressed to the undersigned at our address and telephone numbers set forth below. The description of the distribution is only a summary and is qualified by the fuller description as set forth in the Statement and Declaration Form.

Very truly yours,

105 Madison Avenue
New York, New York 10016
call collect (212) 929-5500
or
toll free (800) 322-2885
Email: proxy@mackenziepartners.com

        Nothing contained in this letter or in the enclosed documents shall constitute you or any other person as the agent of Scitex, the Information Agent or the Paying Agent, or of any affiliate of any of them, or authorize you or any other person to use any document or to make any statement on behalf of any of them in connection with the distribution other than the enclosed documents and the statements contained therein.